OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

(Name of Issuer)

Westamerica Bancorporation

(Title of Class of Securities)

Common Stock

(CUSIP Number)

957090103

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957090103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David L. Payne
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,442,128
6. Shared Voting Power 254,345
7. Sole Dispositive Power 1,442,128
8. Shared Dispositive Power 254,345

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,473
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.60%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 957090103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gibson Radio and Publishing Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 528,837
6. Shared Voting Power 0
7. Sole Dispositive Power 528,837
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,837
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.83%
12.	Type of Reporting Person (See Instructions) CO

Item 1.		Name of Issuer

	(a)	Westamerica Bancorporation (“Westamerica”)

	(b)	Address of Issuer’s Principal Executive Offices 1108 Fifth Avenue San Rafael, California 94901

Item 2.		Name of Person Filing

	(a)	This Amendment to Schedule 13G is being filed on behalf of the following persons (“Reporting Persons”) David L. Payne Gibson Radio and Publishing Company (the “Company”)

(b)

Address of Principal Business Office or, if none, Residence

The principal business office of Mr. Payne is 4550 Mangels Blvd., Fairfield, CA 94534. The principal business office of the Company is 544 Curtola Parkway, Vallejo, CA 94590

	(c)	Citizenship David L. Payne: United States Company, a California Corporation

(d)

Title of Class of Securities

This Amendment to Schedule 13G is being filed with respect to the common stock, no par value, of Westamerica (“Common Stock”). The Reporting Persons’ percentage of ownership of Common Stock is based on 28,887,216 shares of Common Stock Outstanding and the ownership of options to purchase 1,430,280 shares of Common Stock (the “Options”) held by Mr. Payne.

As of December 31, 2008, (i) Mr. Payne beneficially owned 1,696,473 shares of Common Stock, of which 1,430,280 shares are attributable to the Options; and (ii) the Company beneficially owned 528,837 shares of Common Stock, none of which are attributable to the Options.

	(e)	CUSIP Number 957090103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. The information in items 1 and 5 through 11 on pages 2-3 of this Amendment to Schedule 13G is hereby incorporated by reference.

The 1,696,473 shares of Common Stock reported in row 9 on page 2 of this Amendment to Schedule 13G: (i) include 254,345 shares held in a revocable trust, as to which Mr. Payne is a co-trustee, and (ii) exclude the 528,837 shares owned by the Company, of which Mr. Payne is President and CEO. Mr. Payne expressly disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The Company does not have any voting or dispositive power over the shares of Common Stock beneficially owned by Mr. Payne, and it expressly disclaims beneficial ownership of his shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification: The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2009
Date

By:	/s/ David L. Payne
Signature
David L. Payne

GIBSON RADIO AND PUBLISHING COMPANY
Name/Title

January 13, 2009
Date

By:	/s/ Heloise DiRicco
Signature
Heloise DiRicco, Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.